Hi [Name],

I'm reaching out because we just opened our *Friends & Family* funding round for my company, Banjo, on Wefunder (If you're not familiar, it's a well-known "crowdfunding" platform that allows individuals to invest in start-ups like Banjo). I wanted to offer you the opportunity to invest before we go public with the raise (i.e., to Wefunder's 2 million+ members).

Quick update for you -- as you know, I started Banjo to change how the world communicates by building the first AI-supported dialogue platform. Although that's a lofty ambition, we are starting to see early evidence that our platform works exactly as intended. I'm proud to say that people really love it. Here are a few recent quotes from our users in our initial target market of higher ed:

> "I genuinely believe [Banjo] has the potential to be used across universities throughout the U.S. and beyond."

> "It was a really creative and smart way for people to share their opinions and have meaningful conversations…where people can express themselves honestly without feeling judged."

> "I can definitely see myself using Banjo in the future, and it's something I'd share with others as well."

Our recent research confirms a strong demand signal as well…in a survey we did among 1,019 college students, 92% said they want to debate but 64% say debates today feel more hostile than productive. 85% said they would use a platform built for structured, civil debate. Some 100 colleges have established civil dialogue programs in recent years, with substantial financial backing.

As a result of this progress, I'm excited to share that we now have pilot conversations underway with several dozen schools, including 3 Ivy League institutions and several major public research institutions.

To support this momentum, we are raising capital to accelerate product development, sales, and marketing.

As such, I am reaching out to a handful of friends and family members to invest with exclusive benefits:

- **You can invest at a lower company valuation:** your investment will convert at a valuation cap of $8M versus $10M for the public round.
- **You will get Founding Investor perks with special terms**, such as invitations to our annual Banjo Dialogue Dinner, roadmap previews, and access to exclusive discussions with Banjo student users.

These terms close on July 1st, or once we reach $100K in commitments – whichever comes first.

We are suggesting an investment of $5K+ for this Friends and Family round. You may be able to invest a lower amount in our public round (until we hit our cap of $1M). Once we raise the $1M there may not be another opportunity to invest in Banjo (our future funding rounds, if any, may not be available to individuals).

To help you evaluate, I put together a page on WeFunder describing the opportunity in greater detail:

[Invest in Banjo on Wefunder →](#)

I would note that I am "all in" with Banjo. I have invested a significant portion of my life savings into the business and have not taken a salary in over two years because I believe in it so much. I believe this is my life's mission. I also view it as the best investment I can make, which is why I wanted to share it with people I care about.

Let me know any questions...and if you'd like to chat this over live feel free to [grab time on my calendar](#). I'd love to catch up.

If now is not the time, no worries! Either way, I appreciate everything you have done to support me and Banjo. So, thank you.

Let me know what you think and I look forward to connecting with you soon!

With gratitude, Ken